UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Braintech, Inc.

File No. 000-24911 - CF# 22962

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Braintech, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-QSB filed on May 15, 2006.

Based on representations by Braintech, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.18   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           David L. Orlic
           Special Counsel